Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-228029

Prospectus Supplement No. 5

to Prospectus dated March 4, 2019

Tidewater Inc.

3,434,934 Shares of Common Stock

Issuable upon the Exercise of Outstanding GLF Warrants

This Prospectus Supplement No. 5 (the “prospectus supplement”) updates, amends and supplements the prospectus dated March 4, 2019 (the “Prospectus”), as amended and supplemented by the Prospectus Supplement No. 1 dated May 10, 2019, the Prospectus Supplement No. 2 dated August 13, 2019, the Prospectus Supplement No. 3 dated September 4, 2019 and the Prospectus Supplement No. 4 dated September 27, 2019, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-228029), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates, amends and supplements the information included in the Prospectus with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2019, which is set forth below.

This prospectus supplement is not complete without the Prospectus, as amended and supplemented. This prospectus supplement should be read in conjunction with the Prospectus, as amended and supplemented, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments and supplements thereto. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock is listed on the NYSE under the symbol “TDW.” On October 30, 2019, the last reported closing sale price of our Common Stock on the NYSE was $16.42.

Holding shares of our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus and “Risk Factors” in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2019

TIDEWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	1-6311	72-0487776
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6002 Rogerdale Road, Suite 600 Houston, Texas	77072
(Address of principal executive offices)	(Zip Code)

(713) 470-5300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	TDW	New York Stock Exchange
Series A Warrants to purchase shares of common stock	TDW.WS.A	New York Stock Exchange
Series B Warrants to purchase shares of common stock	TDW.WS.B	New York Stock Exchange
Warrants to purchase shares of common stock	TDW.WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)    On October 30, 2019, Tidewater Inc. (“Tidewater”) issued a press release, attached as Exhibit 99.1 to this Form 8-K (the “Press Release”), announcing that its board of directors (the “Board”) has approved a decrease in size from ten to eight members, effective October 28, 2019, following the resignation of two of its members, Thomas R. Bates, Jr. and Steven L. Newman. The resignation of Mr. Bates, who had served as chairman of the Board, was effective on October 25, 2019 while the resignation of Mr. Newman was effective on October 26, 2019. The Board has appointed Larry T. Rigdon, an independent director, to succeed Mr. Bates as chairman of the Board.

Item 8.01	Other Events.

As described in the Press Release, the Board, in support of its previously-disclosed commitment to reducing its overall size, has voted to further reduce the size of the Board from eight to seven members, effective at Tidewater’s 2020 annual meeting of stockholders. The Board intends to nominate the following seven individuals for election as director at the 2020 annual meeting, each of whom is currently serving on the Board: Randee E. Day, Dick Fagerstal, Quintin V. Kneen, Louis A. Raspino, Larry T. Rigdon, Robert P. Tamburrino, and Kenneth H. Traub.

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Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release dated October 30, 2019.

EX-104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIDEWATER INC.

By:	/s/ Quintin V. Kneen
Quintin V. Kneen
President and CEO

Date: October 30, 2019

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Exhibit 99.1

Tidewater Elects Mr. Larry T. Rigdon Chairman of the Board and Announces Reduction in Board Size

HOUSTON—(BUSINESS WIRE)—October 30, 2019 - Tidewater Inc. (NYSE: TDW) (“Tidewater” or the “Company”) is pleased to announce that Mr. Larry T. Rigdon has been elected Chairman of the Board of Tidewater Inc. effective October 28th. Mr. Rigdon replaces Dr. Thomas R. Bates, Jr., who has recently resigned from the board.

Mr. Rigdon has been a member of the Tidewater Board of Directors since August 2017. He has extensive prior experience as an executive at Tidewater.    Mr. Rigdon served as Interim Chief Executive Officer of Tidewater for the five-month period ended March 2018 and had previously joined the Company in 1992 upon the merger with Zapata Gulf Marine Corporation. After successive roles of increasing responsibility, he left the Company as Executive Vice President in 2002. He then successfully founded and grew Rigdon Marine Corporation to an owner of 28 offshore service vessels, selling the company in June 2008 to GulfMark Offshore, Inc. (“GulfMark”), where he became a board member thereof until 2010. Mr. Rigdon also currently serves as a director of Professional Rental Tools, LLC.

Coincident with the merger of Tidewater and GulfMark in 2018, the Tidewater board was expanded from seven to ten members. Since then, the board has been in a process of determining its optimal size and composition. The board determined that operational efficiency is a key success factor for the Company as it addresses long-standing challenges facing the OSV industry and executes on the opportunities afforded the industry’s best-capitalized and leading global operator. In this regard, the board is committed to lead by example and will “do more with less”. The board believes a smaller board will not only be more cost-effective, but will enable the board to be more responsive and efficient as it advances the Company’s strategic goals. Accordingly, the board committed to a reduction in its size to seven members at the next annual meeting of stockholders.

Additionally, the Company announces that the size of the board has been reduced from ten to eight members effective immediately. The immediate reduction in board size is the result of the resignation of Dr. Thomas R. Bates, Jr. and Mr. Steven L. Newman. These resignations were not the result of any known disagreements between the resigning directors and management or the board of Tidewater.

In connection with these changes, the board has appointed, effective immediately, Ms. Randee E. Day to be Chairwoman of the Nominating & Governance Committee, Mr. Louis A. Raspino to be Chairman of the Compensation Committee, and has confirmed Mr. Dick H. Fagerstal as Chairman of the Audit Committee.

The seven directors that the Tidewater board intends to nominate for election at the 2020 annual meeting of stockholders are: Randee E. Day, Dick H. Fagerstal, Quintin V. Kneen, Louis A. Raspino, Larry T. Rigdon, Robert P. Tamburino and Kenneth H. Traub.

Larry T. Rigdon, Chairman of the Board of Tidewater, commented, “I am thrilled to be taking over the leadership of the Tidewater board at this important time in the company’s history. The board made an important decision recently in appointing Quintin V. Kneen as our President and Chief Executive Officer, and he has our complete support. Quintin is already doing a fantastic job in leading Tidewater with improved capital discipline and accountability, more efficient operations and expanding strategic opportunities. With our streamlined and focused board and the strong management team led by Quintin, I am confident that Tidewater is well-positioned for long-term success.”

Quintin V. Kneen, Tidewater’s President and Chief Executive Officer, commented, “Market conditions across all of our operating areas are showing signs of recovery. Although the industry remains oversupplied, the potential to create long-term value through consolidation and disciplined capital management is clearer today than it has been in the past 5 years. We have been aggressively restructuring our shore base operations and our management structure over the past two months to improve the efficiency and scalability of our operations. Our strong balance sheet, combined with the successful rollout in October of our enhanced information system, positions Tidewater as the only market participant with a scalable global infrastructure capable of significant consolidation in the offshore support vessel industry.”

About Tidewater

Tidewater owns and operates the largest fleet of Offshore Support Vessels in the industry, with over 60 years of experience supporting offshore energy exploration and production activities worldwide.

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater notes that certain statements set forth in this presentation provide other than historical information and are forward looking. The unfolding of future economic or business developments may happen in a way not as anticipated or projected by Tidewater and may involve numerous risks and uncertainties that may cause Tidewater’s actual achievement of any forecasted results to be materially different from that stated or implied in the forward-looking statement. Among those risks and uncertainties, many of which are beyond the control of Tidewater include, without limitation the anticipated synergies with respect to the combination of Tidewater and GulfMark; fluctuations in worldwide energy demand and oil and gas prices; fleet additions by competitors and industry overcapacity; customer actions including changes in capital spending for offshore exploration, development and production and changes in demands for different vessel specifications; acts of terrorism and piracy; the impact of potential information technology, cybersecurity or data security breaches; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, especially in higher political risk countries where we operate; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in law, economic and global financial market conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and foreign currency exchange rate volatility, commodity and equity prices and the value of financial assets; and enforcement of laws related to the environment, labor and foreign corrupt practices. Readers should consider all of these risk factors, as well as other information contained in Tidewater’s form 10-Ks and 10-Qs.

Contacts

Tidewater Inc. Investor Relations

Quintin Kneen

+1-713-470-5300

SOURCE: Tidewater Inc.